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March 17, 2017

Joseph McCann
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Oxygen Therapy
Amendment No. 4 to Registration Statement on Form S-1
Filed February 23, 2016
File No. 333-214306

Dear Mr. McCann:

We are sending a response dated March 17, 2017, to address the comments of the reviewing Staff of the Commission in a comment later dated March 8, 2017 (the “Comment Letter“) relating to Amendment No. 4 to the Registration Statement on Form S-1 filed February 23, 2016 (the Registration Statement”) of Oxygen Therapy, Inc. (the “Company”).

The following responses address the comments of the reviewing Staff of the Commission as set forth in the Comment Letter dated March 8, 2017. In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below in bold with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Registration Statement. References to page numbers below refer to the page numbers in Amendment No. 5 to the Company’s Registration Statement on Form S-1 filed concurrently with this letter.

1. Fee Table

We note your revised disclosures regarding the changes in the sizes of the primary and secondary offerings. We also note your revised disclosure on the alternate prospectus cover page that the secondary offering prices may range between $0.35 and $1.20. Please update the fee table to correspond to the new proposed maximum offering size and amount.

The Company has revised the Fee Table on page 63 and updated the information from $2,318 to $2,347 corresponding to the maximum offering size and amount. The remaining difference of $29 has been paid prior to the filing of Amendment No. 5.

Joseph McCann

March 17, 2017

2. Prospectus Cover Page

We note the reference to additional information contained on your website. Please file the hyperlinked information. For guidance, see footnote 41 of SEC Release 33-7856 (April 28, 2000).

The Company has updated the information on pages 2 and 56 with hyperlinks.

3. Risk Factor, page 7

We refer to note 1 to your financial statements on page 50. Accordingly, please revise to clarify the lack of research and development expenses since your inception. In this regard, your disclosure suggests that these efforts have commenced.

The Company has revised the risk factor to reflect the lack of research and development expenses.

4. Directors, Executive Officers, Promoters and Control Persons, page 26

We note that your website discloses that Ola Soderquist is your Interim CFO. Please revise the prospectus to reflect Mr. Soderquist’s role with your company. Also, have Mr. Soderquist sign the registration statement in his capacity as your principal accounting officer, or advise.

The Company has revised the disclosure regarding officers to reflect Mr.Soderquist’s role and has added Mr.Soderquist as a signatory to the registration statement in his capacity as principal accounting officer.

5. Item 15. Recent Sales of Unregistered Securities

We refer to your revised disclosure here and elsewhere regarding the transfer of 49,200 shares to 4,920 individuals. Please indicate the registration exemption claimed for this disposition and state briefly the facts relied upon for the exemption. Refer to Regulation S-K, Item 701(d). We may have further comment upon reviewing your response.

The Company has revised the disclosure relating to the share transfers to indicate that the transfers are not “sales” within the definition of “sales” set forth in Section 2(a)(3) of the Securities Act of 1933, as amended, as they do not constitute transfers “for value.” The recipients of the shares were not required to enter into any agreement nor to pay any cash consideration as a condition for receipt of the shares.

Joseph McCann

March 17, 2017

6. Item 15. Recent Sales of Unregistered Securities

With respect to your revised disclosure regarding the 2,700 shares that are underlying warrants, please disclose the date these warrants were sold. In addition, we note that your revised disclosure in Note 8 to your financial statements also refers to shares that were sold in January 2017. Please update your Item 15 disclosure to reflect your recent sale. Refer to Item 701 of Regulation S-K.

The Company has revised the disclosure to indicate the date on which the warrants were sold and to reflect the shares sold in January 2017.

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process. Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4856, or by email to ddryer@seyfarth.com.

Very truly yours,

Seyfarth Shaw LLP

/s/ David E. Dryer